SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


     Commission File Number 1-04721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SPRINT RETIREMENT SAVINGS PLAN
                          FOR BARGAINING UNIT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               SPRINT CORPORATION
                               6200 SPRINT PARKWAY
                             OVERLAND PARK, KS 66251

                         SPRINT RETIREMENT SAVINGS PLAN


                          FOR BARGAINING UNIT EMPLOYEES


                               2003 ANNUAL REPORT


                                      WITH


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                         SPRINT RETIREMENT SAVINGS PLAN

                          FOR BARGAINING UNIT EMPLOYEES

                          Index to Financial Statements





Report of Independent Registered Public Accounting Firm



Financial Statements

o    Statements of Net Assets Available for Benefits as of December
     31, 2003 and 2002                                                  1

o    Statements of Changes in Net Assets Available for Benefits for     2
     the Years Ended December 31, 2003, 2002, and 2001

o    Notes to Financial Statements                                      3



Supplemental Schedule

o    Schedule I     Schedule H, Line 4(i):  Schedule of Assets          11
                    (Held at End of Year)

             Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Sprint Corporation

We have audited the accompanying statements of net assets available for benefits of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                /s/ Ernst & Young LLP


Kansas City, Missouri
June 11, 2004


                                  SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     (Thousands of Dollars)



                                                                                    As of December 31:

                                                                                2003                     2002
                                                                            ------------            -------------


PLAN ASSETS

              Investments at current value                                    $ 238,691                $ 196,091

              Receivables:
                          Receivables for unsettled security sales                  120                       13
                          Transfers receivable                                       48                       33
                          Contributions receivable                                    1                        -
                          Other receivables                                           0                        -
                          Accrued interest and dividend income                        2                        2
                                                                            ------------            -------------

                          Total assets                                          238,862                  196,139
                                                                            ------------            -------------


PLAN LIABILITIES

              Forfeiture payable                                                      0                        1
              Accrued investment expenses                                             0                        0
              Payable for unsettled security purchases                              146                        0
              Other payables                                                         85                       82
                                                                            ------------            -------------

                          Total liabilities                                         231                       83
                                                                            ------------            -------------

                          Net assets available for benefits                   $ 238,631                $ 196,056
                                                                            ============            =============





See Notes to Financial Statements











                                                                                                                           1




                                  SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                     (Thousands of Dollars)



                                                                                For the Year Ended December 31:

                                                                          2003                2002                 2001
                                                                     -------------       -------------         ------------



Investment Income (loss):
      Interest                                                         $      663          $      869          $     2,509
      Dividends                                                             3,235               2,522                3,209
      Net realized and unrealized appreciation (depreciation)
             in the current value of investments                           33,453            (102,045)               1,606
                                                                     -------------       -------------         ------------

             Net investment income (loss)                                  37,351             (98,654)               7,324


Contributions - employer (net)                                              6,659               5,318                6,772
Contributions - employee                                                   12,212              13,363               14,638
Administrative fees                                                            (5)                 (3)                  (2)
Withdrawals                                                               (13,748)            (15,853)             (14,565)
Inter-plan fund transfers (net)                                               106                (416)              (3,939)
                                                                     -------------       -------------         ------------

             Net increase (decrease)                                       42,575             (96,245)              10,228

Net Assets Available for Benefits:
      Beginning of year                                                   196,056             292,301              282,073
                                                                     -------------       -------------         ------------

      End of year                                                      $  238,631          $  196,056          $   292,301
                                                                     =============       =============         ============





See Notes to Financial Statements











                                                                                                                         2


          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


1. DESCRIPTION OF THE PLAN

The following brief description of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the Plan) provides only general information. For more complete information participants should refer to the Plan document and the Summary Plan Description, which can be obtained by calling the Employee Solutions Network at 800-697-6000.

General
-------

The Plan is a defined contribution plan established by Sprint Corporation ("Sprint" or the "Company") and adopted by a number of its subsidiaries that provide local telecommunications services. The Plan is a qualified cash or deferred arrangement as defined in section 401(k) of the Internal Revenue Code
(Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
-----------

Participation in the Plan is voluntary. Individuals who are employed by the Company, or one of its adopting subsidiaries, and who are represented by a collective bargaining unit that has negotiated for benefits under the Plan, are eligible to participate upon date of hire. Employees of the Company or one of its subsidiaries that are not eligible to participate in the Plan may be eligible to participate in one of the other similar plans established by the Company.

Contributions
-------------

Participants may contribute a portion of their salary or wages to a pre-tax account up to the maximum amount designated in their collective bargaining agreement under which they are covered. This amount is referred to as the basic contribution. Federal income taxes are deferred on the amount contributed to the pre-tax accounts until the funds are withdrawn from the Plan. Pre-tax participant contributions may not exceed annual limitations defined in the Internal Revenue Code (Code) of $12,000 for the 2003 plan year, $11,000 for the 2002 plan year and $10,500 for the 2001 plan year. The amount that may be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recalculated in order to maintain compliance with the nondiscrimination provisions of the Code. Previously, certain participants were allowed to make after-tax contributions when so provided. Currently contributions are allowed to only the pre-tax account. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under
Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to participants' withdrawals, equals the total of the Company contribution as required under the applicable collective bargaining agreements. Contributions are made in Company common stock with a market value equal to the Company contribution requirement.

The allocation of the Company matching contribution between FON and PCS shares is subject to change on a quarterly basis based on the relative market capitalization of FON and PCS common stocks. During the 2003 plan year, the Company matching contribution invested in FON stock ranged from 69% to 81% and the Company matching contribution invested in the PCS stock ranged from 31% to 19%. During the 2002 plan year, the Company matching contribution invested in FON stock ranged from 43% to 68% and the Company matching contribution invested in PCS stock ranged from 57% to 32%. During the 2001 plan year, the Company matching contribution invested in FON stock ranged from 43% to 51% and the Company matching contribution invested in PCS stock ranged from 57% to 49%.

If so provided in the applicable collective bargaining agreement, the Plan provides that the Company may make an optional additional Company contribution. The amount of this additional contribution, if any, will be based on a quarterly comparison of the performance of the Company's common stocks with the performance of common stocks of other telecommunications companies.

          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


Contributions  (cont'd)
-----------------------

Effective March 2002, participants may choose to receive annual taxable dividend payments on vested Sprint FON Company matching contributions and pre-2002 employee FON contributions.

In 2002, catch-up contributions were made available to collective bargaining units that negotiated for this benefit. To be eligible to make catch-up contributions, a participant must be age 50 by the end of the respective plan year and must contribute the maximum elective contribution for that plan year. For plan year 2003, the pre-tax catch-up contribution limit was $2,000. In plan year 2002, the pre-tax catch-up contribution limit was $1,000.

Investment Funds
----------------

Participants may direct their contributions into any of thirty funds among which are three large capitalization Growth Stock funds, a Large Blend Stock Fund, two Large Capitalization Value Stock funds, a Money Market Fund, four Bond funds, five International and Emerging Market Equity funds, three Small Capitalization Stock funds, two Mid-Capitalization Stock funds, a U. S. Equity Index Fund, an Emerging Market Debt Fund, as well as the Sprint FON Stock Fund and the Sprint PCS Stock Fund. The participants may also direct their contributions into five pre-mixed portfolio investment options: Conservative Growth Portfolio, Moderate Growth Portfolio, Balanced Growth Portfolio, High Growth Portfolio and Aggressive Growth Portfolio.

As of June 30, 2001, the Bond Fund, the Growth Stock Fund, Aggressive Growth Stock Fund, Value Stock Fund and International Stock Fund were invested in the PIMCO Total Return Investment Fund, the Fidelity Magellan Fund, the Fidelity Dividend Growth Fund, the Fidelity Equity Income Fund, and the Fidelity Overseas Fund, respectively. The Interest Income Fund was managed by Fidelity Management Trust Company and was invested in a number of investment contracts issued by various insurance companies and banks and the PIMCO Low Duration Fund, Inc. as well as the PIMCO Low Duration II Fund, Inc. The U.S. Stock Index Fund invested in the Fidelity U.S. Equity Index Fund, Inc. and was also managed by Fidelity Management Trust Company.

On July 1, 2001, investment offerings in the Plan expanded to thirty and three existing investment vehicles in the Plan were replaced as follows:



Investment Option        Vehicle Name                      Service Dates        Replacement Vehicle            Effective
       Name                                                                                                       Date


Bond Fund                PIMCO Total Return Fund           10/1/95 - 7/1/01     PIMCO Separately Managed       7/1/01
                                                                                (B acct.)

Interest Income Fund     Fidelity Separately Managed        4/1/92 - 7/1/01     PIMCO Separately Managed       7/1/01
                                                                                (I acct.)

U.S. Stock Fund          Fidelity U.S. Equity Index Fund   10/1/96 - 7/1/01     Barclay's Equity Index Fund    7/1/01




The following changes were implemented during Plan Year 2002:




Investment Option        Vehicle Name                      Service Dates        Replacement Vehicle            Effective
       Name                                                                                                       Date


Growth Stock Fund        Harbor Capital Appreciation Fund   7/1/01 - 12/31/02   Jennison Associates, LLC       12/31/02
                                                                                (separately managed account)

Aggressive Growth Stock  White Oak Growth Stock Fund        7/1/01 - 12/31/02   Oak Associates, Ltd.           12/31/02
Fund                                                                            (separately managed account)

Value Stock Fund I       Barclay's Russell 1000 Value       7/1/01 - 12/31/02   Harris Associates, L.P.       12/31/02
                         Index Fund                                             (separately managed account)



                                                                                                                                4


          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003



Investment Funds (cont'd)
-------------------------

The following changes were implemented during Plan Year 2003:



Investment Option        Vehicle Name                     Service Dates         Replacement Vehicle           Effective
       Name                                                                                                      Date


Mid-Cap Growth Stock     Fidelity OTC Portfolio            7/1/01 - 7/1/03      Harbor Mid-Cap Growth Stock    7/1/03
Fund                                                                            Fund

Aggressive Growth        Oak Associates (separately       12/31/02 - 7/1/03     Fidelity OTC Fund              7/1/03
Stock Fund               managed acct.)

Global Equity Fund       Janus Aspen Worldwide Growth       7/1/01 - 7/1/03     GMO Global Equity Allocation   7/1/03
                                                                                Strategy

International Stock      Barclay's EAFE Equity Index Fund   7/1/01 - 7/1/03     NTGI EAFE Equity Index         7/1/03
Fund                                                                            Fund "F"

Money Market Fund        Barclay's Money Market Fund        7/1/01 - 7/1/03     NTGI Short Term Investment     7/1/03
Fund                                                                            Fund

U.S. Stock Index Fund    Barclay's Equity Index Fund "F"    7/1/01 - 7/1/03     NTGI S&P 500 Equity Index      7/1/03
                                                                                Fund

Small Cap Stock Fund     Barclay's Russell 2000 Index Fund  7/1/01 - 7/1/03     NTGI Russell 2000 Index Fund   7/1/03



Participants may, at their discretion, alter the array of funds in which their payroll contributions are invested. Participants may also execute a transfer of funds on any day the New York Stock Exchange is open. Daily fund exchanges in the FON and PCS stock funds are limited to participant contributions.

Other limitations on transfers between funds apply in certain circumstances.

Concentration of Risk
---------------------

At December 31, 2003, 2002 and 2001, a portion of the Plan's assets were in shares of Sprint FON and PCS common stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

The Plan's other investment options include a variety of stocks, bonds, mutual funds, and other securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting
-------

Participants are 100% vested in their participant contribution account balances at all times.

          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


Vesting (cont'd)
----------------

Effective December 1, 2001, participants have a right to their Company contributions based on a graded vesting schedule, which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five or more years of continuous service with the Company. Earlier vesting may occur if, while an employee of the Company, a participant (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. Such amounts are used to offset future Company contribution requirements.

Withdrawals
-----------

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet "hardship" requirements defined in the Code, or become permanently and totally disabled. In-service withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum in-service withdrawal is the lesser of $1,000 or 50% of the amount that may be withdrawn.

Participant Loans
-----------------

Participants may borrow up to the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant's loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000.

Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant's principal residence, the maximum repayment period may be as much as 25 years. The interest rate charged on loans is set by Sprint's Employee Benefits Committee.

Participant Accounts
--------------------

A separate account is maintained for each participant in the Plan. Each participant's account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant's contributions to the Plan, including rollover contributions, (c) the participant's share of any investment income or loss, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant's withdrawal.

Administration and Plan Expenses
--------------------------------

The Plan is administered by Sprint's Employee Benefits Committee. Administrative and investment expenses are expenses of the Plan and, except to the extent paid by the Company, are paid out of the trust. Certain administrative charges for employee loans are borne by the participants with outstanding loans.

Termination
-----------

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments
------------------------

Investments of the Plan are generally valued at current value. The current value of the common stock is based on the value of the last reported sale in the active market in which they are traded on the last business day of the year. The current value of equity mutual funds and bond mutual funds are valued at the redemption price on the last business day of the year. The current value of the short term investments is estimated at cost plus accrued interest. Notes receivable from participants are valued at their principal balance.

Interest and Dividend Income
----------------------------

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status
-----------------

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals
-----------

Withdrawals, other than cash, are recorded at the current market value of the assets on the date of distribution.

Relcassifications
-----------------

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on net assets available for benefits.

              SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                             NOTES TO FINANCIAL STATEMENTS
                                    December 31, 2003


3.  INVESTMENTS

     The Plan's investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of the Plan's net assets available for benefits.



                                                                           (Thousands of Dollars)
                                                                             As of December 31:

                                                                      2003                      2002
                                                                  ------------            --------------


        Investments at Current Value as Determined by
        Quoted Market Price:

                    Sprint FON Common Stock                          $ 65,587                  $ 53,148
                    Sprint PCS Common Stock                            27,885                    19,960
                    Fidelity Magellan Fund                             60,489                    47,768
                    Fidelity Equity Income Fund                        16,950                    13,137
                    PIMCO Separately Managed I Account                 34,982                    35,999







     During 2003, 2002 and 2001, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:



                                                                                    (Thousands of Dollars)
        Net Realized and Unrealized Appreciation                                For the Year Ended December 31:
        (Depreciation) in Value
                                                                      2003                     2002                     2001
                                                                  ------------            --------------            ------------


        Investments at Current Value as Determined by
        Quoted Market Price:

        Common stock:
                    Sprint Corporation
                        FON                                           $ 8,023                 $ (18,011)                 $ (582)
                        PCS                                             6,364                   (65,996)                 12,984

        Equity mutual funds                                            17,385                   (20,163)                (12,422)
        Bond mutual funds                                               1,143                     2,396                   1,682
        Equity index fund                                                 385                      (229)                    (59)
        Other                                                             153                       (42)                      3
                                                                  ------------            --------------            ------------

        Total Appreciation (Depreciation)                            $ 33,453                $ (102,045)                $ 1,606
                                                                  ============            ==============            ============


                                                                                                                                8


          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                                 December 31, 2003



4.     NON-PARTICIPANT-DIRECTED INVESTMENTS

The funds comprised of Company stock (FON Stock Fund and PCS Stock Fund) include both participant-directed and non-participant-directed amounts. Information regarding the changes in net assets relating to these funds in total is as follows:



                                                                                     (Thousands of Dollars)
                                                                                 For the Year Ended December 31:

                                                                      2003                     2002                     2001
                                                                 -------------            -------------            -------------


Investment Income:
       Interest                                                    $      196               $      285               $      369
       Dividends                                                        1,914                    1,735                    1,686
       Net realized and unrealized appreciation (depreciation)
           in the current value of investments                         14,387                  (84,007)                  12,414
                                                                 -------------            -------------            -------------

           Net investment income (loss)                                16,497                  (81,987)                  14,469


Contributions - employer (net)                                          6,728                    5,300                    6,772
Contributions - employee                                                3,562                    4,150                    4,956
Administrative fees                                                        (1)                      (1)                      (1)
Withdrawals                                                            (4,759)                  (4,590)                  (6,083)
Inter-plan fund transfers (net)                                            38                      (42)                  (2,223)
Intra-plan fund transfers (net)                                        (1,430)                   1,070                   (1,360)
                                                                 -------------            -------------            -------------

           Net increase (decrease)                                     20,635                  (76,100)                  16,530

Net Assets Available for Benefits:
       Beginning of year                                               74,959                  151,059                  134,529
                                                                 -------------            -------------            -------------

       End of year                                                 $   95,594               $   74,959               $  151,059
                                                                 =============            =============            =============



Of  the   above  net   assets,   information   about  the  net   assets  of  the
non-participant-directed investments is as follows:




                                                                               (Thousands of Dollars)
                                                                          For the Year Ended December 31:

                                                              2003                     2002                     2001
                                                         -------------            -------------            -------------

Net Assets:
Sprint Corporation:
       FON Stock Fund                                        $ 52,258                 $ 42,606                 $ 16,845
       PCS Stock Fund                                          11,713                    8,124                   32,743





                                                                                                                              9


          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


5. RELATED PARTY TRANSACTIONS

Company contributions are made directly to the FON and PCS stock funds; participants may also elect to direct a percentage of their contribution to these funds. In 2003 the combined contributions approximated $6 million and $4 million to the FON and PCS stock funds, respectively. In 2002, approximately $4 million and $5 million were contributed to the FON and PCS stock funds, respectively. In 2001, approximately $5 million and $7 million were contributed to the FON and PCS stock funds, respectively.

6. LEGAL PROCEEDINGS

In 2003, several putative class action lawsuits were filed in the U. S. District Court for the District of Kansas by individual participants in the Plan, the Sprint Retirement Savings Plan, and the Centel Retirement Savings Plan for Bargaining Unit Employees against the Company, the committee that administers the plans, the trustee for the plans, and various current and former officers and directors of the Company. These lawsuits have been consolidated before a single judge. The lawsuit alleges that defendants breached their fiduciary duties to the plans and violated the ERISA statutes by including FON stock and PCS stock among the investment options offered to plan participants. The lawsuit seeks to recover any decline in the value of FON stock and PCS stock during the class period.

7. SUBSEQUENT EVENTS (unaudited)

Increased Diversification
-------------------------

Certain collective bargaining units have negotiated for the diversification of Company matching contributions. Effective January 1, 2004, participants represented by those collective bargaining units may diversify their Company matching contributions based on the schedule below:

 o    For Company matching contributions made prior to January 1, 2004:

     o In 2004, 20% of the Company matching contributions may be transferred to other investment options.

     o In each succeeding year (2005, 2006, 2007 and 2008), an additional 20% of the Company matching contributions balance may be diversified.

 o Company matching contributions made on or after January 1, 2004, may be diversified beginning on the last day of the third year after the year the contributions are made. For example, Company matching contributions made in 2004 may be diversified on December 31, 2007. Similarly, Company matching contributions made in 2005 may be diversified on December 31, 2008.

In addition, effective January 1, 2004, all employees age 55 or older may choose to fully diversify all Company matching contributions once each year. The previous age requirement was 60.

Common Stock Recombination
--------------------------

In February 2004, Sprint's board of directors decided to recombine the tracking stocks and return to a single common stock. As a result, on April 23, 2004, each share of PCS stock automatically converted to 0.50 shares of FON stock. Concurrently, the Sprint FON Stock Fund and the Sprint PCS Stock Fund were combined. Since that date, Company contributions are made only in FON stock to the Company Stock Fund. Participants may also direct contributions to the Company Stock Fund. The FON stock now represents the only outstanding common stock of the Company.

Oversight Committee Reconstitution
----------------------------------

On April 1, 2004, the duties of the Pension and Savings Trusts Committee were assumed by the Employee Benefits Committee and the Pension and Savings Trusts Committee ceased to exist. The Employee Benefits Committee is the named fiduciary of the Plan and has responsibility for the administrative and financial activities of the Plan.

                             SUPPLEMENTAL SCHEDULE


                                                                                                                    Schedule I
                                                                                                                    Page 1 of 2

                                 SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                                        EIN: 48-0457967
                                                           Plan #005
                                Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                                                       December 31, 2003

                                                                                       (Thousands of Dollars)

                        Identity of Issue                                           Cost               Current Value
-------------------------------------------------------------------------      -------------           -------------

Common stock:
                      Sprint Corporation - FON**                                $    76,210             $    65,587
                      Sprint Corporation - PCS**                                     62,818                  27,885
                                                                               -------------            ------------
                          Total common stocks                                       139,028                  93,472

Equity Funds:
                      Fidelity Magellan Fund**                                       58,430                  60,489
                      Fidelity Equity Income Fund**                                  15,184                  16,950
                      Fidelity OTC Portfolio Fund**                                   4,682                   3,820
                      Fidelity Overseas Fund**                                        1,698                   1,646
                      Fidelity Dividend Growth Fund**                                 3,278                   3,326
                      Capital Guardian International Equity Fund                         41                      51
                      Capital Guardian Emerging Market Equity Fund                       53                      58
                      Jennison Associates LLC Separately Managed Acct                   112                     136
                      Harris Associates, L.P. Separately Managed Acct                    80                      97
                      Wall Street Associates Separately Managed Acct                    157                     177
                      American Century Equity Income Fund                               481                     540
                      DFA U.S. Small-Cap Value Portfolio                                829                     941
                      GMO Global Equity Allocation                                      174                     207
                      Harbor Midcap Growth I                                            240                     258
                                                                               -------------            ------------
                          Total Equity Mutual Funds                                  85,439                  88,696

Equity Index Funds:
                      NTGI S&P 500 Equity Index Fund                                  1,188                   1,350
                      NTGI Russell 2000 Index Fund                                      265                     310
                      NTGI EAFE Index Fund                                              149                     165
                                                                               -------------            ------------
                           Total US Stock Index Funds                                 1,602                   1,825

Bond Funds:
                      PIMCO High Yield Fund                                             205                     216
                      PIMCO Foreign Bond Fund                                            98                      97
                      GMO Emerging Country Debt Share Fund                              783                     762
                      PIMCO Separately Managed I Account                             31,271                  34,982
                      PIMCO Separately Managed B Account                              2,586                   2,936
                                                                               -------------            ------------
                           Total Bond Mutual Funds                                   34,943                  38,993










                                                                                                                              11


                                                                                                                    Schedule I
                                                                                                                    Page 2 of 2

                                  SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                                        EIN: 48-0457967
                                                           Plan #005
                           Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (Cont'd)
                                                       December 31, 2003


                                                                                       (Thousands of Dollars)

                        Identity of Issue                                          Cost                    Current Value
-----------------------------------------------------------------------        -------------         ---------------------------


Short-Term Investments:
                      NTGI Short-term                                           $     1,564             $     1,564
                      Fidelity Retirement Market Account**                               17                      17
                      Fidelity Investment Cash Portolio**                             2,164                   2,164
                                                                               -------------         ---------------
                          Total Short-Term Investments                                3,745                   3,745

Other Funds:
                      Conservative Growth Portfolio                                     246                     267
                      Moderate Growth Portfolio                                         162                     176
                      Balanced Growth Portfolio                                         207                     233
                      High Growth Portfolio                                             267                     306
                      Aggressive Growth Portfolio                                       107                     125
                                                                               -------------         ---------------
                          Total Other Investments                                       989                   1,107


Participant Loans                                                                    10,853                  10,853
                                                                               -------------         ---------------

Total Investments                                                                 $ 276,599               $ 238,691
                                                                               =============         ===============

**  Indicates party-in-interest to the Plan.

























                                                                                                                             12


                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Sprint Retirement Savings Plan
                              for Bargaining Unit Employees


                              By: /s/ E. J. Holland, Jr.
                                      E. J. Holland, Jr.
Date:  June 25, 2004                  Employee Benefits Committee

                                  EXHIBIT INDEX




Exhibit Number



  23               Consent of Independent Registered Public Accounting Firm